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                                                                                             EXHIBIT (12)(b)



                                                 PACIFICORP
                                     STATEMENTS OF COMPUTATION OF RATIO
                     OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                                                                Six Months
                                                                                                   Ended
                                             1994       1995      1996       1997      1998    June 30, 1999
                                             ____       ____      ____       ____      ____    _____________
                                                          (In Millions of Dollars)

Fixed Charges, as defined:*
Interest expense..................       $  302.0   $  336.4  $  415.0   $  438.1  $  371.7       $174.9
  Estimated interest portion of
    rentals charged to expense....            5.6        4.5       4.1        6.6       5.7          4.5
  Preferred dividends of
    wholly owned subsidiary.......              -          -      15.3       32.9      42.9         23.4
                                         ----------------------------------------------------------------

      Total fixed charges.........          307.6      340.9     434.4      477.6     420.3        202.8

  Preferred Stock Dividends,
    as defined:*..................           60.8       57.2      46.2       33.8      29.5         15.7
                                         ----------------------------------------------------------------

      Total fixed charges and
        preferred dividends.......       $  368.4   $  398.1  $  480.6   $  511.4  $  449.8       $218.5
                                         ================================================================

Earnings, as defined:*
  Income from continuing
    operations....................       $  397.5   $  402.4  $  430.3   $  232.8  $  169.7       $239.1
  Add (deduct):
    Provision for income taxes....          209.0      192.1     236.5      111.8      59.1         92.8
    Minority interest.............            1.3        1.4       1.8        1.9      (0.7)           -
    Undistributed income of less than
      50% owned affiliates........          (14.7)     (15.0)    (18.2)     (11.1)     10.3          5.7
    Fixed charges as above........          307.6      340.9     434.4      477.6     420.3        202.8
                                         ----------------------------------------------------------------

      Total earnings..............       $  900.7   $  921.8  $1,084.8   $  813.0  $  658.7       $540.4
                                         ================================================================

Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends.......................           2.4x       2.3x      2.3x       1.6x      1.5x         2.5x
                                         ================================================================

* "Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividend requirements of majority-owned subsidiaries.  "Preferred Stock
  Dividends" represent preferred dividend requirements multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.  "Earnings" represent the aggregate of
  (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e)
  undistributed income of less than 50% owned affiliates without loan guarantees.

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